UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

ZHONGCHAO INC.

(Translation of Registrant’s name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

As previously disclosed in the Registration Statement on Form F-1 (File No. 333- 333-234807) filed with the Securities and Exchange Commission on January 10, 2020 (the “Registration Statement”), Zhongchao Inc. (the “Registrant”) conducts its operations through its variable interest entity (“VIE”), Zhongchao Medical Technology (Shanghai) Limited (“Zhongchao Shanghai”), a limited liability company established under the laws of the China, which is controlled through VIE arrangements in lieu of direct equity ownership by the Registrant or any of its subsidiaries. Such VIE arrangements consist of a series of six agreements (collectively, the “Original VIE Arrangements”), which were signed on August 14, 2019, which were filed as a part of the exhibits to the Registration Statement.

Pursuant to the Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”) and Zhongchao Shanghai and its shareholders dated as of August 14, 2019, Zhongchao Shanghai was 44.91% owned by Mr. Weiguang Yang, the Chief Executive Officer and Chairman of the Board of the Registrant, and 13.87% owned by Shanghai Xingzhong Investment Management LP, Ltd., the general partner of which is Mr. Yang (“Shanghai Xingzhong”), 12.68% owned by Shanghai Haoxi Investment Management LP., Ltd., 6.25% owned by Yantai Hanfujingfei Investment Centre (LP), 6.25% owned by Ningbo Meishang Bonded Port Area Mijia Equity Investment LP, Ltd., with the remaining equity interests owned by certain minority shareholders.

On August 1, 2020, all shareholders of Zhongchao Shanghai, except Mr. Yang and Shanghai Xingzhong, decided to withdraw their capital contribution from Zhongchao Shanghai (the “Capital Reduction”). Given the effect of the Capital Reduction, Mr. Yang became the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingzhong. The Registrant was advised by its PRC counsel that the Original VIE Arrangements shall be terminated, except for the Master Exclusive Service Agreement by and between Zhongchao WFOE and Zhongchao Shanghai dated as of August 14, 2019, to reflect the Capital Reduction. On September 10, 2020, Zhongchao WFOE, and Zhongchao Shanghai, and its shareholders signed a confirmation agreement to confirm that the Original VIE Agreements have been terminated because of the Capital Reduction.

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain the effective control over Zhongchao Shanghai by the Registrant, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the Original VIE Arrangements except the number of shareholders of Zhongchao Shanghai reduced to two (the “New VIE Agreements”). Upon entry into the New VIE Agreements, the Original VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

The board of directors of the Registrant approved and ratified the New VIE Agreements. The Registrant does not expect any negative impact of these New VIE Agreements on its operation. The New VIE Agreements enable Zhongchao WFOE and the Registrant to keep the effective control over Zhongchao Shanghai. A copy of the relevant agreements are attached hereto and are incorporated herein by reference.

Exhibits:

10.1	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020

10.2	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020

10.3	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of September 10, 2020

10.4	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020

10.5	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020

10.6	Confirmation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Shanghai and its shareholders dated as of September 10, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer

Date: September 16, 2020

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